NO ACT

DC
PE
8-7-09

09012320

August 12, 2009

Act: 1934
Section: 12h
Rule:
Public
Availability: 8/12/2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PlanetOut Inc.
Incoming letter dated August 7, 2009

Based on the facts presented, the Division will not object if PlanetOut stops filing periodic and current reports under the Securities Exchange Act of 1934, including its quarterly report on Form 10-Q for the quarter ended June 30, 2009. In reaching this position, we note that PlanetOut has filed post-effective amendments removing from registration unsold securities under all effective registration statements on Forms S-8 and Form S-3 and that those post-effective amendments are effective. We also note that no PlanetOut securities were sold pursuant to the registration statement on Form S-4. We assume that, consistent with the representations made in your letter, PlanetOut will file a certification on Form 15 making appropriate claims under Exchange Act Rules 12g-4 and 12h-3 on or before the due date of its Form 10-Q for the quarter ended June 30, 2009.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Received SEC
AUG 12 2009
Washington, DC 20549

Sincerely,

Raymond A. Be
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2009

Mail Stop 4546

James R. Walther
Mayer Brown LLP
350 South Grand Avenue, 25th Floor
Los Angeles, California 90071-1503

Re: PlanetOut Inc.

Dear Mr. Walther:

In regard to your letter of August 7, 2009, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

MAYER • BROWN

Mayer Brown LLP
350 South Grand Avenue
25th Floor
Los Angeles, California 90071-1503

Main Tel (213) 229-9500
Main Fax (213) 625-0248
www.mayerbrown.com

James R. Walther
Direct Tel (213) 229-9597
Direct Fax (213) 576-8153
jwalther@mayerbrown.com

August 7, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention: Thomas Kim, Chief Counsel

Re: PlanetOut Inc. (File No. 000-50879)

Securities Exchange Act of 1934
—Section 15(d)/Rule 12h-3
—Section 12(h)

Ladies and Gentlemen:

This letter revises the letter we previously submitted to the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") on July 21, 2009 and is intended to be responsive to the comments with respect to our prior letter that we received from Mr. Jonathan Ingram of your office.

On behalf of Here Media Inc., a Delaware corporation ("Here Media"), and PlanetOut Inc., a Delaware corporation that became a wholly-owned subsidiary of Here Media pursuant to the Merger described in this letter ("PlanetOut"), we hereby request that a no-action letter be issued advising us that the Staff concurs in our view that under the circumstances described in this letter, the updating pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act"), of PlanetOut's registration statements on Form S-3 and Form S-8 and the effectiveness of the registration statement on Form S-4 described herein during the fiscal year ending December 31, 2009 (the "current fiscal year") will not preclude PlanetOut from utilizing Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to suspend its obligation to file current and periodic reports under Section 13(a) and Section 15(d) of the Exchange Act and the rules and regulations promulgated thereunder. Alternatively, we request an exemption, pursuant to Section 12(h), from any obligation of PlanetOut to file further reports under the Exchange Act under the circumstances described herein.

Subject to the Staff's concurrence with the request set forth in this letter, PlanetOut will file a certification on Form 15 to terminate the registration of its common stock, \$0.001 par value (the "Common Stock"), under Section 12(g) of the Exchange Act and to suspend its reporting obligations under Section 13(a) and Section 15(d) of the Exchange Act on or before August 14, 2009, the date on which the filing of PlanetOut's quarterly report on Form 10-Q for the quarter ended June 30, 2009 (the "2009 Second Quarter 10-Q") would be due.

Unless otherwise indicated, each reference herein to a "Section" or "Rule" is to the corresponding Exchange Act section or rule promulgated thereunder, respectively.

Here Media and PlanetOut have authorized us to make the statements set forth in this letter on their behalf.

I. Background

PlanetOut was incorporated in Delaware in 2000 to provide online media services to the lesbian, gay, bisexual and transgender community. PlanetOut completed its initial public offering in October 2004.

A. Proposed Merger

PlanetOut entered into an Agreement and Plan of Merger, dated as of January 8, 2009 (the "Merger Agreement"), with Here Media, HMI Merger Sub, Inc. ("HMI Merger Sub"), Here Networks LLC ("Here Networks"), Regent Entertainment Media Inc. (together with Here Networks, the "HMI Entities") and the owners of the HMI Entities.

On June 11, 2009, the business combination of PlanetOut and the HMI Entities (the "Business Combination") was accomplished in two concurrent steps pursuant to the Merger Agreement. In the first step, HMI Merger Sub, a wholly-owned subsidiary of Here Media, merged with and into PlanetOut (the "Merger"). PlanetOut thereby became the surviving corporation in the Merger and a wholly-owned subsidiary of Here Media. One share of Here Media common stock and one share of Here Media special stock were issued in exchange for each share of PlanetOut Common Stock outstanding on the effective date of the Merger. In addition, Here Media assumed 87,000 outstanding warrants to purchase PlanetOut Common Stock (the "Warrants"), the terms of which Warrants provided that upon the Merger, the Warrants would entitle the holder thereof to receive on exercise only the stock of Here Media in exchange for the PlanetOut stock covered by the Warrants had the Warrants been exercised prior to the completion of the Merger. Here Media has reserved 87,000 shares of Here Media common stock and 87,000 shares of Here Media special stock for issuance pursuant to the Warrants.

The Here Media special stock is a type of capital stock of Here Media issued in the Business Combination only to the former stockholders of PlanetOut for the purposes of providing a limited form of downside protection to them in the event of a liquidation, dissolution or winding up of Here Media that occurs within four years after the Business Combination and in which the holders of Here Media common stock would, but for the effect of the Here Media special stock, receive less than $4.00 per share. In such event, the special stock would entitle its holders to receive up to a specified amount of any liquidation proceeds that would otherwise be distributable to the holders of Here Media common stock. The Here Media special stock ranks, with respect to the distribution of assets upon liquidation, dissolution or winding-up of Here

Media, senior and prior in right to the Here Media common stock, to the extent of the special stock's liquidation preference, and junior to any series of Here Media preferred stock outstanding at any time. The holders of Here Media special stock are not entitled to receive dividends or to vote on any matter to be voted on by stockholders generally, except as required by law.

In the second step of the Business Combination, the owners of the HMI Entities contributed to Here Media all of their interests in the HMI Entities, which consisted of stock and limited liability company interests constituting 100% ownership of each of those companies, in exchange for Here Media common stock. Upon completion of the Business Combination, the former holders of the PlanetOut Common Stock became the owners of 20% of the outstanding Here Media common stock and 100% of the outstanding Here Media special stock, including for this purpose the Here Media stock issuable on exercise of the Warrants, and the former owners of the HMI Entities became the owners of 80% of the outstanding Here Media common stock. Here Media registered the shares of its common stock and special stock issued in connection with the Business Combination under the Securities Act by filing a registration statement with the Commission on Form S-4, which was declared effective by the Commission on May 14, 2009. Here Media also registered its common stock under Section 12(g) of the Exchange Act by filing a Form 8-A registration statement with respect thereto on June 9, 2009.

The PlanetOut Common Stock and Warrants described above, together with employee stock options that terminated in accordance with their terms at the effective time of the Merger, were the only classes of stock or other securities, and options, warrants or other rights of any kind to acquire stock or securities, that PlanetOut had outstanding immediately prior to the effective time of the Merger. As of the effective time of the Merger, Here Media became the sole holder of record and beneficial owner of all shares of the PlanetOut Common Stock issued and outstanding immediately prior to the effective time of the Merger. In addition, Here Media assumed all of the Warrants, pursuant to which only shares of Here Media common stock and Here Media special stock, and not any shares of PlanetOut stock, will be issuable on exercise. PlanetOut has no other outstanding equity or debt securities. In addition, no holders of PlanetOut Common Stock exercised appraisal rights under Delaware law in connection with the Merger.

B. <u>PlanetOut Registration Statements</u>

With respect to its Common Stock, PlanetOut had filed with the Commission one registration statement on Form S-3 and two registration statements on Form S-8 (collectively, the "PlanetOut Registration Statements"), each of which became effective prior to the current fiscal year and was automatically updated during the current fiscal year pursuant to Section 10(a)(3) of the Securities Act when PlanetOut filed on March 4, 2009 its annual report on Form 10-K for the fiscal year ended December 31, 2008 (the "2008 Form 10-K").[1]

[1] In addition, PlanetOut filed with the Commission a registration statement on Form S-3 (File No. 333-133536) on April 25, 2006, which was declared effective on May 17, 2006, to register 1,700,000 shares of Common Stock for

The following describes the PlanetOut Registration Statements in more detail:

- Form S-3 (File No. 333-145247), filed on August 8, 2007 and declared effective on August 17, 2007, registered 22,782,609 shares of Common Stock for resales of PlanetOut Common Stock by selling stockholders of PlanetOut.
- Form S-8 (File No. 333-121633), filed on December 23, 2004 and immediately effective upon filing, registered 3,226,445 shares of Common Stock under the PlanetOut 2004 Equity Incentive Plan, 2004 Executive Officers and Directors Equity Incentive Plan, PlanetOut Partners, Inc. 2001 Equity Incentive Plan, Online Partners.com, Inc. 1997 Stock Plan, PlanetOut Corporation 1996 Equity Incentive Plan and PlanetOut Corporation 1996 Stock Option Plan.
- Form S-8 (File No. 333-141266), filed on March 13, 2007 and immediately effective upon filing, registered an additional 1,090,908 shares of Common Stock under the PlanetOut 2004 Equity Incentive Plan.

On July 17, 2009, PlanetOut filed post-effective amendments to each of the PlanetOut Registration Statements with the Commission to remove from registration the securities covered thereby that remained unsold at the time of the Merger. The post-effective amendments to each of the Form S-8 registration statements were immediately effective upon filing and the Commission declared the post-effective amendment to the Form S-3 registration statement effective as of July 17, 2009. The PlanetOut Common Stock is the only class of securities of PlanetOut that has been registered under the Exchange Act. No other classes of equity or debt securities of PlanetOut are required to be registered under Section 12(g) or give rise to reporting obligations pursuant to Section 15(d).

As discussed above, Here Media registered the shares of its common stock and special stock issued in connection with the Business Combination under the Securities Act by filing a registration statement with the Commission on Form S-4 (the "Here Media Registration Statement"). The Here Media Registration Statement incorrectly indicated PlanetOut as being a co-registrant of the stock covered thereby. However, the Here Media Registration Statement relates solely to the common stock and special stock of Here Media and does not cover any securities issued or sold by PlanetOut. Therefore, because no securities of PlanetOut were sold under the Here Media Registration Statement, there are no holders of PlanetOut securities who would benefit from the continued filing of reports by PlanetOut under the Exchange Act.

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resales of PlanetOut Common Stock by selling stockholders of PlanetOut, as well as an indeterminate number of shares of common stock, preferred stock and warrants to purchase common stock, preferred stock or debt securities of PlanetOut and an indeterminate principal amount of debt securities. On February 25, 2009, pursuant to Rule 477 under the Securities Act, PlanetOut requested that the Commission consent to the withdrawal of its registration statement on Form S-3 (File No. 333-133536). An order granting the withdrawal of the registration statement on Form S-3 (File No. 333-133536) was issued by the Commission on March 2, 2009, prior to the filing of PlanetOut's 2008 Form 10-K.

C. Exchange Act Reporting Obligations

The PlanetOut Common Stock was registered under Section 12(b) of the Exchange Act and, prior to June 12, 2009, was listed on the NASDAQ Capital Market ("NASDAQ") under the symbol "LGBT."

On June 12, 2009, in connection with the consummation of the Merger and pursuant to Rule 12d2-2(a), NASDAQ filed an application on Form 25 with the Commission to remove the PlanetOut Common Stock from listing on NASDAQ and to terminate its registration under Section 12(b). Pursuant to Rule 12d2-2(d)(1) and Rule 12d2-2(d)(5), ten days after the filing of the Form 25, the delisting of the PlanetOut Common Stock became effective and PlanetOut's reporting obligations under Section 13(a) arising from the registration of its Common Stock under Section 12(b) were suspended. Pursuant to Rule 12d2-2(d)(2), the withdrawal of the registration of the PlanetOut Common Stock under Section 12(b) will become effective 90 days after the filing of the Form 25, unless an earlier date is determined by the Commission.

Pursuant to Rule 12d2-2(d)(6), PlanetOut's reporting obligations under Section 13(a) continue because of the registration of the PlanetOut Common Stock under Section 12(g) and the applicability of Section 15(d). In order to terminate its reporting obligations under Section 13(a), PlanetOut must terminate the registration of its Common Stock under Section 12(g). As previously discussed, the PlanetOut Common Stock is the only class of securities of PlanetOut that has been registered under the Exchange Act and no other classes of equity or debt securities of PlanetOut are required to be registered under Section 12(g) or give rise to reporting obligations pursuant to Section 15(d).

As discussed above, Here Media registered the shares of its common stock and special stock issued in connection with the Business Combination under the Securities Act by filing the Here Media Registration Statement, which incorrectly indicated PlanetOut as being a co-registrant of the stock covered thereby. However, the Here Media Registration Statement relates solely to the common stock and special stock of Here Media and does not cover any securities issued or sold by PlanetOut. Since Here Media has registered its common stock and special stock under the Securities Act, and has registered its common stock under the Exchange Act, and is thereby a reporting company under the Exchange Act, there will be no interruption in the flow of information provided to the Commission and the investing public with respect to the combined operations of PlanetOut and Here Media. Hence, requiring PlanetOut to file periodic and current reports only because of the reference to PlanetOut as a co-registrant in the Here Media Registration Statement would be duplicative and would not be appropriate or necessary for the protection of investors. In addition, because no securities of PlanetOut were sold under the Here Media Registration Statement, there are no holders of PlanetOut securities who would benefit from the continued filing of reports by PlanetOut under the Exchange Act.

Subject to the Staff's concurrence with the request in this letter, PlanetOut will file a certification on Form 15 with the Commission, in accordance with Rule 12g-4, to terminate the registration of its Common Stock under Section 12(g) and to suspend its reporting obligations under Section 13(a) and Section 15(d) prior to the due date for the filing of its 2009 Second Quarter 10-Q. Pursuant to Rule 12g-4(a), the termination of the registration of the PlanetOut Common Stock under Section 12(g) will become effective 90 days after filing of the Form 15, unless an earlier date is determined by the Commission. Pursuant to Rule 12g-4(b), PlanetOut's reporting obligations arising from the registration of its Common Stock under Section 12(g) will be suspended immediately upon filing of the Form 15.

PlanetOut requires relief in connection with the suspension of its reporting obligations pursuant to Section 15(d) because of the provisions of Rule 12h-3(c). Rule 12h-3 provides that an issuer's reporting obligations pursuant to Section 15(d) with respect to a class of securities may be suspended immediately upon filing a certification on Form 15 if (i) the issuer has filed all reports required under Section 13(a) with respect to the class of securities for the prior three fiscal years and for the subsequent interim period preceding the filing of the Form 15 and (ii) the class of securities is held of record by fewer than 300 persons. Applying this rule, PlanetOut would qualify for suspension of its reporting obligations pursuant to Section 15(d) with respect to its Common Stock because (i) as of the date hereof, PlanetOut is current in its reporting obligations under Section 13(a) for the fiscal years 2006, 2007 and 2008 and for the current year-to-date and (ii) as of the effective time of Merger, all of its Common Stock became held by Here Media as sole owner.

However, Rule 12h-3(c) provides that Rule 12h-3 is not available for a class of securities with respect to a fiscal year in which a registration statement relating to that class became effective under the Securities Act or was updated pursuant to Section 10(a)(3) of the Securities Act. Although the PlanetOut Registration Statements became effective prior to the current fiscal year, they were automatically updated in the current fiscal year pursuant to Section 10(a)(3) of the Securities Act when PlanetOut filed its 2008 Form 10-K. In addition, the Here Media Registration Statement, which incorrectly indicated PlanetOut as a co-registrant of the stock covered thereby, became effective in the current fiscal year. As a result, in the absence of the relief requested in this letter, Rule 12h-3(c) would prevent the suspension of PlanetOut's reporting obligations pursuant to Section 15(d) for the remainder of the current fiscal year.

II. <u>Discussion</u>

Notwithstanding the provisions of Rule 12h-3(c), we respectfully request that PlanetOut be permitted to rely on Rule 12h-3 to suspend its reporting obligations pursuant to Section 15(d) because (i) PlanetOut otherwise satisfies the requirements of Rule 12h-3, (ii) the stated purpose of Section 15(d), which is to provide current information to purchasers and the investing public, is not at issue in this case, (iii) the benefits of reporting by PlanetOut do not outweigh the burdens of making such filings and (iv) on numerous occasions, the Staff has granted no-action relief with respect to Rule 12h-3(c) to other issuers in a position similar to that of PlanetOut.

A. PlanetOut otherwise meets the requirements of Rule 12h-3

PlanetOut satisfies the requirements of Rule 12h-3(a) and (b). PlanetOut filed all reports required under Section 13(a) for the fiscal years ended December 31, 2006, 2007 and 2008 and the current year-to-date, including the 2008 Form 10-K, the quarterly report on Form 10-Q for the quarter ended March 31, 2009 and the current report on Form 8-K reporting the change in control that occurred pursuant to the Merger. Hence, PlanetOut is current in its reporting obligations under Section 13(a) as of the date hereof and will continue to file all required reports until the Form 15 is filed. In addition, as of the effective time of the Merger, Here Media became the sole owner of all outstanding shares of PlanetOut Common Stock and assumed all of the Warrants, pursuant to which only shares of Here Media common stock and Here Media special stock, and not any shares of PlanetOut stock, will be issuable on exercise. Except for the provisions of Rule 12h-3(c), PlanetOut satisfies the requirements for suspension of its reporting obligations pursuant to Section 15(d).

B. The stated purpose of Section 15(d), which is to provide current information to purchasers and the investing public, is not at issue in this case

The Staff has indicated that a literal reading of Rule 12h-3(c) is not always justified for public policy reasons. In the proposing release to revise Rule 12h-3(c), the Commission stated that the purpose of periodic reporting pursuant to Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this Rule 12h-3(c) limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." See Proposed Suspension of Periodic Reporting Obligation, Exchange Act Release No. 34-20263, available October 5, 1983 (the "Release"). These policy concerns are not at issue in PlanetOut's situation for several reasons.

As of the effective time of the Merger, Here Media became the sole holder of record of all shares of the PlanetOut Common Stock that were issued and outstanding immediately prior to the effective time of the Merger. Except for the PlanetOut Common Stock, there are no outstanding equity or debt securities of PlanetOut that are registered or required to be registered under the Exchange Act or that give rise to reporting obligations pursuant to Section 15(d). As a result, there are no holders of PlanetOut securities who need ongoing current information about PlanetOut's activities. In addition, Here Media assumed all the Warrants, pursuant to which only shares of Here Media common stock and Here Media special stock, and not any shares of PlanetOut stock, will be issuable on exercise. As of the effective time of the Merger, there are no outstanding options, warrants or other rights of any kind to acquire securities of PlanetOut. Furthermore, PlanetOut has filed post-effective amendments to each of the PlanetOut Registration Statements to remove from registration any securities of PlanetOut covered thereby that remained unsold at the time of the Merger and no securities of PlanetOut were sold under the Here Media Registration Statement. Accordingly, there will be no purchasers of any securities of PlanetOut under the PlanetOut Registration Statements or the Here Media Registration Statement who would need to be protected by, or would in any way benefit from, the continued filing of reports by PlanetOut under the Exchange Act.

In addition, the parent company of PlanetOut, Here Media, has registered the common stock and special stock issued in connection with the Business Combination under the Securities Act, and has also registered its common stock under the Exchange Act, and is thereby a reporting company under both Section 12(g) and Section 13(d) of the Exchange Act. As a result, there will be no interruption in the flow of information provided to the Commission and the investing public with respect to the combined operations of PlanetOut and Here Media.

C. The benefits of reporting by PlanetOut do not outweigh the burdens of making such filings

In the Release, the Commission also acknowledged that "Congress recognized, with respect to Section 15(d), that the benefits of reporting by an issuer might not always be commensurate with the burdens imposed..." This is particularly true in the case of a small company with few stockholders like PlanetOut. As described above, as of the effective time of the Merger, (i) Here Media became the sole owner of all of the outstanding shares of PlanetOut Common Stock; (ii) Here Media assumed all the Warrants, pursuant to which only shares of Here Media common stock and Here Media special stock, and not any shares of PlanetOut stock, will be issuable on exercise; (iii) except for the PlanetOut Common Stock, there are no outstanding equity or debt securities of PlanetOut that are registered or required to be registered under the Exchange Act or give rise to reporting obligations pursuant to Section 15(d); (iv) there are no outstanding options, warrants or other rights of any kind to acquire securities of PlanetOut and (v) PlanetOut has filed post-effective amendments to each of the PlanetOut Registration Statements to remove from registration any securities of PlanetOut covered thereby that remained unsold at the time of the Merger and no securities of PlanetOut were sold under the Here Media Registration Statement. Accordingly, there are no holders of securities of PlanetOut covered by the PlanetOut Registration Statements or the Here Media Registration Statement and no investors will be able to purchase any securities of PlanetOut under the PlanetOut Registration Statements or the Here Media Registration Statement. Meanwhile, the preparation of periodic reports would impose a financial burden on PlanetOut and would involve significant management efforts. Under these circumstances, PlanetOut's costs of reporting seem unnecessary and burdensome in light of the limited benefits that the investing public would receive from the continued filing of reports by PlanetOut.

We note that the Staff has granted no-action relief in a range of circumstances in which the literal application of Rule 12-h3(c) would yield relatively little public benefit in light of the burdens imposed on the issuer from compliance with the reporting obligations under Section 13(a). *See, e.g.*, Questar Assessment, Inc. (available June 13, 2008); Planet Technologies, Inc. (available February 7, 2008); Bausch & Lomb Incorporated (available November 6, 2007); and WaveRider Communications Inc. (available March 31, 2006).

D. The Staff has granted no-action relief with respect to Rule 12h-3(c) to other issuers in a position similar to that of PlanetOut

In several analogous cases, the Staff has recognized that a literal reading of Rule 12h-3 can have unintended consequences and accordingly, has taken a no-action position similar to that requested herein. *See, e.g.*, Westaff, Inc. (available May 19, 2009); UST Inc. (available February 18, 2009); EnergySouth, Inc. (available December 11, 2008); Energy East Corporation (available October 31, 2008); ACE*COMM Corporation (available September 26, 2008); Loudeye Corp. (available November 7, 2006); WaveRider Communications Inc. (available March 31, 2006); PacifiCare Health Systems, Inc. (available March 16, 2006); Unocal Corporation (available October 21, 2005); 3333 Holding Corp. (available March 17, 2004); CoorsTek, Inc. (available August 14, 2003); PayPal, Inc. (available November 13, 2002); DiMark Inc. (available May 29, 1996); Amgen Boulder Inc. (available March 29, 1995); Dataproducts Corp. (available June 7, 1990); and Mtech Corporation (available January 19, 1988). In each of these cases, notwithstanding that a registration statement had been declared effective or updated pursuant to Section 10(a)(3) of the Securities Act during the fiscal year in question, the Staff has concurred with the view that Rule 12h-3(c) did not require an issuer to remain subject to reporting obligations pursuant to Section 15(d) following a merger in which the issuer became a wholly-owned subsidiary of another company and had no other publicly traded securities outstanding.

In addition, notwithstanding that a registration statement had been declared effective during the fiscal year in question, the Staff has concurred with the view that Rule 12h-3(c) did not require an issuer to remain subject to reporting obligations pursuant to Section 15(d) if no securities of the issuer were sold pursuant to such registration statement. *See, e.g.*, Sunshine Financial, Inc. and Sunshine Savings Bank 401(k) Profit Sharing Plan (available March 30, 2009) and Consonus Technologies, Inc. (available November 10, 2008).

III. Conclusion and Request

For the reasons described above, we respectfully request on behalf of Here Media and PlanetOut that the Staff issue a no-action letter advising that the updating of the PlanetOut Registration Statements pursuant to Section 10(a)(3) of the Securities Act and the effectiveness of the Here Media Registration Statement during the current fiscal year would not preclude PlanetOut from utilizing Rule 12h-3 to suspend its reporting obligations pursuant to Section 15(d) of the Exchange Act and the rules and regulations promulgated thereunder for the remainder of the current fiscal year.

If and when relief is granted by the Staff with respect to the foregoing, PlanetOut will file a certification on Form 15 to terminate the registration of its Common Stock under Section 12(g) and to suspend its reporting obligations under Section 13(a) and Section 15(d) on or before August 14, 2009, the date on which the filing of PlanetOut's 2009 Second Quarter 10-Q would be due. Alternatively, we request an exemption, pursuant to Section 12(h), from any obligation of PlanetOut to file further reports under the Exchange Act under the circumstances described herein.

If the Staff disagrees with any of the views expressed herein, we respectfully request an opportunity to discuss the matter with the Staff prior to any written response to this letter.

Please contact the undersigned at (213) 229-9597 or Liz Kwon at (213) 621-3912 to discuss any questions you may have concerning this request.

Very truly yours,

James R. Walther

James R. Walther